SEC 1473 (09-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

FORM 3

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935
or Section 30(h) of the Investment Company Act of 1940

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(Print or Type Responses)

1. Name and Address of Reporting Person* Miller, Mark K. (Last) (First) (Middle) 3150 Sabre Drive, MD 9105 (Street) Southlake, TX 76092 (City) (State) (Zip)	2. Date of Event Requiring Statement (Month/Day/Year) April 7, 2003 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)

 4. Issuer Name and Ticker
    or Trading Symbol

 Sabre Holdings Corporation  TSG

 5. Relationship of Reporting Person(s) to Issuer

  (Check all applicable)

    Director

    10% Owner

  X  Officer (give title below)

    Other (specify below)

  Controller

6. If Amendment, Date of Original (Month/Day/Year) 7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person

Table I — Non-Derivative Securities Beneficially Owned

1. Title of Security (Instr. 4)	2. Amount of Securities Beneficially Owned (Instr. 4)	3. Ownership Form: Direct (D) or Indirect (I) (Instr. 5)	4. Nature of Indirect Beneficial Ownership (Instr. 5)

Table II — Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 4)	2. Date Exercisable and Expiration Date (Month/Day/Year)		3. Title and Amount of Securities Underlying Derivative Security (Instr. 4)		4. Conversion or Exercise Price of Derivative Security	5. Ownership Form of Derivative Securities: Direct (D) or Indirect (I) (Instr. 5)	6. Nature of Indirect Beneficial Ownership (Instr. 5)
	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
Stock Option (Right to Buy)	(1)	3/23/2008	Class A Common Stock	500	31.48	D
Stock Option (Right to Buy)	(2)	3/22/2009	Class A Common Stock	1,091	35.72	D
Stock Option (Right to Buy)	(3)	4/1/2009	Class A Common Stock	3,407	40.26	D
Stock Option (Right to Buy)	(4)	11/29/2009	Class A Common Stock	3,407	41.33	D
Stock Option (Right to Buy)	(5)	3/16/2010	Class A Common Stock	3,000	49.44	D
Stock Option (Right to Buy)	(6)	12/1/2010	Class A Common Stock	3,000	36.59	D
Stock Option (Right to Buy)	(7)	1/8/2011	Class A Common Stock	7,500	39.59	D
Stock Option (Right to Buy)	(8)	1/14/2012	Class A Common Stock	5,350	37.63	D
Stock Option (Right to Buy)	(9)	1/28/2013	Class A Common Stock	6,700	17.99	D

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

Explanation of Responses:

(1)  This option became exercisable in two equal annual installments beginning on March 23, 2002.

(2)  This option became exercisable as to 363 shares on March 22, 2002, 364 shares on March 22, 2003 and becomes exercisable as to the remaining 364 shares March 22, 2004.

(3)  This option became exercisable as to 681 shares on April 1, 2000, 681 shares on April 1, 2001, 682 shares on April 1, 2002, 681 shares on April 1, 2003, and becomes exercisable as to the remaining 682 shares on April 1, 2004.

(4)  This option became exercisable as to 681 shares on November 29, 2000, 681 shares on November 29, 2001, 682 shares on November 29, 2002 and becomes exerisable as to 681 shares on November 29, 2003 and 682 shares on November 29, 2004.

(5)  This option is exercisable in five equal annual installments beginning on March 16, 2001 and ending on March 16, 2005.

(6)  Twenty-five percent of the shares underlying the options vested on December 1, 2001 with the remainder vesting 6.25% per calendar quarter thereafter.

(7)  Twenty-five percent of the shares underlying the options vested on January 8, 2002 with the remainder vesting 6.25% per calendar quarter thereafter.

(8)  Twenty-five percent of the shares underlying the options vested on January 14, 2003  with the remainder vesting 6.25% per calendar quarter thereafter.

(9)  Twenty-five percent of the shares underlying the options vest on January 28, 2004 with the remainder vesting 6.25% per calendar quarter thereafter.

Mark K. Miller by James F. Brashear, attorney-in-fact	April 16, 2003
** Signature of Reporting Person	Date

*	If the form is filed by more than one reporting person, see Instruction 5(b)(v).

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient,
See Instruction 6 for procedure.

http://www.sec.gov/divisions/corpfin/forms/form3.htm

Last update: 09/03/2002